UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

554153-10-6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stewart Gray MacDonald, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,328

	6.	Shared Voting Power 1,341,453

	7.	Sole Dispositive Power 130,328

	8.	Shared Dispositive Power 1,908,120

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,448

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

15.9%     Based upon 12,782,089 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 12, 2004.)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cynthia V. Doggett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 127,202

	6.	Shared Voting Power 1,344,479

	7.	Sole Dispositive Power 127,202

	8.	Shared Dispositive Power 1,911,246

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,448

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

15.9%     (Based upon 12,782,089 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 12, 2004.)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 566,667

	6.	Shared Voting Power

	7.	Sole Dispositive Power 566,667

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

4.4%       (Based upon 12,782,089 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 12, 2004.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Stewart G. MacDonald, Jr. 1984 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 626,608

	6.	Shared Voting Power

	7.	Sole Dispositive Power 626,608

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 626,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

4.9%       (Based upon 12,782,089 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 12, 2004.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The New Century Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 448,011

	6.	Shared Voting Power

	7.	Sole Dispositive Power 448,011

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,011

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

3.5%       (Based upon 12,782,089 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 12, 2004.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1.
	(a)	Name of Issuer Mac-Gray Corporation
	(b)	Address of Issuer’s Principal Executive Offices 22 Water Street Cambridge, MA 02141

Item 2.
	(a)	Name of Person Filing 1. Stewart Gray MacDonald, Jr.
2. Cynthia V. Doggett
3. The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.
4. The Stewart G. MacDonald, Jr. 1984 Trust
5. The New Century Trust

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.

	(b)	Address of Principal Business Office or, if none, Residence c/o Mac-Gray Corporation 22 Water Street Cambridge, MA 02141
	(c)	Citizenship Each Reporting Person who is an individual has United States citizenship. Each Reporting Person that is a trust is incorporated within the Commonwealth of Massachusetts.
	(d)	Title of Class of Securities Common Stock, $.01 Par Value
	(e)	CUSIP Number 554153-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A total of 12,782,089 shares of common stock, $.01 par value  (the “Common Stock”) of Mac-Gray Corporation (the “Company”) were reported in the Company’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 12, 2004 as issued and outstanding as of the close of business on November 11, 2004. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders’ agreement dated as of June 26, 1997 (the “Stockholders’ Agreement”). The Stockholders’ Agreement is filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders’ Agreement (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a “group” holding beneficial ownership of an aggregate total (including 160,000 shares of Common Stock that Mr. Stewart G. MacDonald has the option to purchase) amounting to 50.0% of the Company’s Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders’ Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders’ Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 1984 Trust(2), The Daniel W. MacDonald Trust 1988, the New Century Trust(3), The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a diminimis fraction of the issued and outstanding Common Stock). The Stockholders’ Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders’ Agreement also conveys certain demand and “piggy-back” registration rights to the parties thereto.

FOOTNOTES TO ITEM 4:

(1)           The trustees for The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr. (the “SGM Trust”) are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the “Independent Trustees”) and Stewart G. MacDonald, Jr., who is also the sole beneficiary of the SGM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SGM Trust. Each of the Independent Trustees and Stewart G. MacDonld, Jr. share power to dispose of the shares held by the SGM Trust.

(2)           The trustees for The Stewart G. MacDonald, Jr. 1984 Trust (the “SGM 1984 Trust”) are Stewart G. MacDonald, Jr. and Cynthia V. Doggett. The trustees share voting and dispository power with respect to the shares of Common Stock held by the SGM 1984 Trust. Stewart G. MacDonald, Jr. is the sole beneficiary of the SGM 1984 Trust.

(3)           The trustees of the New Century Trust are Cynthia V. Doggett and Gilbert M. Roddy, Jr. The beneficiaries of the New Century Trust are minor issue of Stewart G. MacDonald, Jr. and have no rights or power to vote or dispose of the shares of Common Stock held by the New Century Trust. The settlor of the New Century Trust is Stewart G. MacDonald, Jr., who retains the right to replace shares of Common Stock held by the New Century Trust with property of equivalent value.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

/s/ Stewart G. MacDonald
Stewart G. MacDonald, Jr., individually and as
Trustee of the Evelyn C. MacDonald Family Trust
f/b/o Stewart G. MacDonald, Jr. and as Trustee of
the Stewart G. MacDonald, Jr. 1984 Trust and as
Settlor of the New Century Trust

/s/ Cynthia V. Doggett
Cynthia V. Doggett, individually and as Trustee of
the New Century Trust and as Trustee of the Stewart
G. MacDonald, Jr. 1984 Trust

The Evelyn C. MacDonald Family Trust for the
benefit of Stewart G. MacDonald, Jr.

By:	/s/ Stewart G. MacDonald
Stewart G. MacDonald, Jr., Trustee

The Stewart G. MacDonald, Jr. 1984 Trust

By:	/s/ Stewart G. MacDonald
Stewart G. MacDonald, Jr., Trustee

The New Century Trust

By:	/s/ Cynthia V. Doggett
Cynthia V. Doggett, Trustee

/s/ Gilbert M. Roddy
Gilbert M. Roddy, as Trustee of the New Century
Trust

EXHIBIT A

NAME:   Stewart Gray MacDonald, Jr.

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	130,328	Direct	NO

Total Sole Voting Power	130,328

Shared Voting Power	626,608	By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee and beneficiary	NO
	448,011	By the New Century Trust as settlor with right to replace trust shares with property of equivalent value	YES
	127,202	By Cynthia V. Doggett, wife of the Reporting Person	YES
	139,632	By the minor children of the Reporting Person	YES

Total Shared Voting Power	1,341,453

Sole Dispositive Power	130,328	Direct	NO

Total Sole Dispositive Power	130,328

Shared Dispositive Power	566,667	By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as co-trustee and beneficiary	NO
	626,608	By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee and beneficiary	NO
	448,011	By the New Century Trust as settlor with right to replace trust shares with property of equivalent value	YES
	127,202	By Cynthia V. Doggett, wife of the Reporting Person	YES
	139,632	By the minor children of the Reporting Person	YES

Total Shared Dispositive Power	1,908,120

		Aggregated Beneficial Ownership:	2,038,448

NAME:   Cynthia V. Doggett

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	127,202	Direct	NO

Total Sole Voting Power	127,202

Shared Voting Power	130,328	By Stewart G. MacDonald, Jr., the husband of the Reporting Person	YES
	626,608	By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee with Stewart G. MacDonald, Jr.	YES
	448,011	By the New Century Trust as co-trustee with Gilbert M. Roddy	YES
	139,632	By the minor children of the Reporting Person	YES

Total Shared Voting Power	1,344,479

Sole Dispositive Power	127,202	Direct	NO

Total Sole Dispositive Power	127,202

Shared Dispositive Power	130,328	By Stewart G. MacDonald, Jr., the husband of the Reporting Person	YES
	626,608	By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee with Stewart G. MacDonald, Jr.	YES
	448,011	By the New Century Trust as co-trustee with Gilbert M. Roddy	YES
	566,667	By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as spouse of the beneficiary	YES
	139,632	By the minor children of the Reporting Person	YES

Total Shared Dispositive Power	1,911,246
		Aggregate Beneficial Ownership:	2,038,448

NAME:   The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	566,667	Direct	NO

Total Sole Voting Power	566,667

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	566,667	Direct	NO

Total Sole Dispositive Power	566,667

Shared Dispositive Power

Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	566,667

NAME:   The Stewart G. MacDonald, Jr. 1984 Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	626,608		NO

Total Sole Voting Power	626,608

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	626,608		NO

Total Sole Dispositive Power	626,608

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	626,608

NAME:   The New Century Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	448,011

Total Sole Voting Power	448,011

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	448,011

Total Sole Dispositive Power	448,011

Shared Dispositive Power

Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	448,011

EXHIBIT B

JOINT FILING AGREEMENT

This will confirm the agreement by Stewart Gray MacDonald, Jr., Cynthia V. Doggett, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Stewart G. MacDonald, Jr. 1984 Trust, and the New Century Trust (collectively, the “Reporting Persons”) in connection with that certain Schedule 13G to be filed on or about February 14, 2005, with respect to the common stock, par value $.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

(i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2005

/s/ Stewart G. MacDonald, Jr.
Stewart G. MacDonald, Jr., individually and as Trustee
of the Evelyn C. MacDonald Family Trust f/b/o
Stewart G. MacDonald, Jr. and as Trustee of the
Stewart G. MacDonald, Jr. 1984 Trust and as Settlor of
the New Century Trust

/s/ Cynthia V. Doggett
Cynthia V. Doggett, individually and as Trustee of the
New Century Trust and as Trustee of the Stewart G.
MacDonald, Jr. 1984 Trust

The Evelyn C. MacDonald Family Trust for the
benefit of Stewart G. MacDonald, Jr.

By:	/s/ Stewart G. MacDonald, Jr.
Stewart G. MacDonald, Jr., Trustee

The Stewart G. MacDonald, Jr. 1984 Trust

By:	/s/ Stewart G. MacDonald, Jr.
Stewart G. MacDonald, Jr., Trustee

The New Century Trust

By:	/s/ Cynthia V. Doggett
Cynthia V. Doggett, Trustee

/s/ Gilbert M. Roddy
Gilbert M. Roddy, as Trustee of the New Century Trust